Exhibit 99.1

Arbe Robotics, Ltd. Announces Closing of up to $49 Million Public Offering

$15 million upfront with up to an additional $34 million of aggregate gross proceeds upon the exercise in full for cash of long-term and milestone-linked warrants

TEL AVIV, ISRAEL, Nov. 04, 2024 (GLOBE NEWSWIRE) -- Arbe Robotics Ltd. (NASDAQ, TASE: ARBE) (“Arbe” or the “Company”), a global leader in Perception Radar Solutions, today announced the closing of its previously announced public offering of an aggregate of 8,250,000 ordinary shares (or pre-funded warrants in lieu thereof) accompanied by Tranche A Warrants to purchase up to 8,250,000 ordinary shares and Tranche B Warrants to purchase up to 8,250,000 ordinary shares, at a combined public offering price of $1.82 per share (or per pre-funded warrant in lieu thereof) and accompanying Tranche A Warrant and Tranche B Warrant. The Tranche A Warrants have an exercise price of $2.35 per share, are immediately exercisable upon issuance and will expire on November 4, 2029. The Tranche B Warrants have an exercise price of $1.82 per share, are immediately exercisable upon issuance and will expire on the earlier of (A) twenty (20) trading days after (i) the Company shall have publicly announced that it has entered into a definitive supply agreement with a named European automotive original equipment manufacturer pursuant to which such manufacturer has agreed to purchase a minimum of 500,000 radar chipsets over the term of such agreement (the “Definitive Agreement Announcement”), (ii) the VWAP (as defined in the Tranche B Warrant) for each trading day in any period of ten (10) consecutive trading days within one calendar year of the date of the Definitive Agreement Announcement (such ten-day period, the “Measurement Period,” and such one-year period, the “Definitive Agreement Announcement Period”) is equal to or exceeds $2.25 (subject to certain adjustments), (iii) the trading volume of the ordinary shares (as reported by Bloomberg L.P.) on each trading day of the Measurement Period is at least 250,000 ordinary shares (subject to certain adjustments), and (iv) the ordinary shares underlying the Tranche B Warrants and any ordinary shares issuable upon the exercise of any pre-funded warrants issued upon the exercise of a Tranche B Warrant (collectively, the “Saleable Shares”) are then covered by an effective registration statement and a current prospectus which can be used for the sale or other disposition of the Saleable Shares and the Company has no reason to believe that such registration statement and prospectus will not continue to be available for the Saleable Shares for the next thirty (30) trading days ((i) – (iv) collectively, the “Triggering Event”), and (B) November 4, 2027.

This deal was led by certain institutional investors, including AWM Investment Company, Inc., the investment adviser of the Special Situations Funds, which also participated in the Company’s previous $23 million financing round. Canaccord Genuity acted as the sole bookrunner for the offering. Roth Capital Partners acted as the co-manager for the offering.

The aggregate gross proceeds to the Company from this offering were approximately $15 million, before deducting the underwriters’ discounts and commissions and other offering expenses payable by the Company. The potential additional gross proceeds to the Company from the Tranche A Warrants and Tranche B Warrants, if fully exercised on a cash basis, will be approximately $34.4 million. No assurance can be given that any of the Tranche A Warrants or Tranche B Warrants will be exercised. The Company intends to use the net proceeds from this offering for working capital and general corporate purposes.

The securities described above were offered pursuant to a registration statement on Form F-3 (File No. 333-269235), originally filed on January 13, 2023, with the Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on February 24, 2023. The offering was made only by means of a prospectus and a prospectus supplement which forms a part of the effective registration statement relating to the offering. Electronic copies of the final prospectus may be obtained on the SEC’s website at http://www.sec.gov and may also be obtained by contacting Canaccord Genuity LLC, Attn: Syndication Department, 1 Post Office Square, 30th Floor, Boston, MA 02109, or by email at prospectus@cgf.com

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Arbe Robotics, Ltd.

Arbe (NASDAQ, TASE: ARBE) is spearheading a radar revolution, enabling safe driver-assist systems today while paving the way to full autonomous-driving. Arbe’s radar technology is 100 times more detailed than any other radar on the market and is a critical sensor for L2+ and higher autonomy. The company is empowering automakers, Tier 1 suppliers, autonomous ground vehicles, commercial and industrial vehicles, and a wide array of safety applications with advanced sensing and paradigm changing perception. Arbe is based in Tel Aviv, Israel, and has offices in China, Germany, and the United States.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties, and include, but are not limited to, statements or expectations regarding the anticipated use of net proceeds from the offering, the ability of the Company to achieve certain milestone events, the exercise of the Tranche A Warrants and Tranche B Warrants upon the achievement of such milestone events or otherwise prior to their expiration, and the total number of securities to be issued in the offering. Actual events or results could differ materially from those discussed in the forward-looking statements as a result of various factors, including, but not limited to the effect on the Israeli economy generally and on the Company’s business resulting from the terrorism and the hostilities in Israel and with its neighboring countries including the effects of the continuing war with Hamas and any further intensification of hostilities with others, including Iran and Hezbollah, and the effect of the call-up of a significant portion of its working population, including the Company’s employees; the effect of any potential boycott both of Israeli products and business and of stocks in Israeli companies; the effect of any downgrading of the Israeli economy and the effect of changes in the exchange rate between the US dollar and the Israeli shekel; the Company’s ability to meet the conditions to the release from escrow of the proceeds from its recent sale of convertible debentures; the Company’s ability to generate additional OEM selections and substantial orders and the risk and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2024, as well as other documents filed by the Company with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Information contained on, or that can be accessed through, the Company’s website or any other website or any social media is expressly not incorporated by reference into and is not a part of this press release.